Exhibit 12
CENTURYLINK, INC.
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(UNAUDITED)

	Six Months Ended June 30,	Years Ended December 31,
	2014	2013	2012	2011	2010	2009
	(Dollars in millions)
Income before income taxes and cumulative effect of change in accounting principle	$654	224	1,250	948	1,531	813
Less: income from equity investee	(11)	(24)	(15)	(13)	(16)	(19)
Add: estimated fixed charges	752	1,486	1,504	1,223	615	418
Add: estimated amortization of capitalized interest	8	16	15	12	2	2
Add: distributed income of equity investee	15	14	12	14	16	20
Less: preferred dividends	—	—	—	—	—	—
Less: interest capitalized	(22)	(41)	(43)	(25)	(13)	(3)
Total earnings available for fixed charges	$1,396	1,675	2,723	2,159	2,135	1,231
Estimate of interest factor on rentals	$74	147	142	126	57	48
Interest expense, including amortization of premiums, discounts and debt issuance costs	656	1,298	1,319	1,072	545	367
Interest capitalized	22	41	43	25	13	3
Total fixed charges	$752	1,486	1,504	1,223	615	418
Ratio of earnings to fixed charges	1.86	1.13	1.81	1.77	3.47	2.94